JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares of Hello Group Inc., including Class A ordinary shares represented by American depositary shares, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: September 22, 2025

Yan Tang

/s/Yan Tang

Sichuan Zhang

/s/ Sichuan Zhang

Gallant Future Holdings Limited

By: /s/ Yan Tang

        Name: Yan Tang

        Title: Director

New Heritage Global Limited

By: /s/ Yan Tang

        Name: Yan Tang

        Title: Director

Prospera Investment Holding Limited

By: /s/ Prudence Directors Limited

        Name: Prudence Directors Limited

        Title: Director